FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2020

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant's name into English)

Ahumada 251

Santiago, Chile

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Financial Market Commission and local Stock Exchanges, informing of the resolutions adopted by Banco de Chile’s Board of Directors whereby it was agreed to create reserves for minimum dividends applicable as of this current financial year.

Santiago, March 12th, 2020

Mr. Joaquín Cortez Huerta

President

Financial Market Commission

Present

Ref: Essential Information

Mr. President:

Pursuant to Articles 9 and 10 of Law No. 18,045 and Chapter 18-10 of the Regulation for Banks, I inform you as Essential Information regarding this institution, that in Ordinary Meeting No. BCH 2,918, held on March 12th, 2020, the Board of Directors of Banco de Chile agreed, as of this current financial year, to create reserves for minimum dividends over the net monthly income balance resulting from reducing or adding to the net income of the applicable period, the correction of the paid capital value and reserves according to the Consumer Price Index variation occurred between the relevant prior month and the month of November of the prior financial year. Likewise, it was agreed to keep the monthly reserve in a 60% over the net income balance so calculated.

Sincerely,

Eduardo Ebensperger Orrego
Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 12, 2020.

Banco de Chile

/s/ Eduardo Ebensperger Orrego
By:	Eduardo Ebensperger Orrego
CEO